ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2007

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the six months ended June 30, 2007 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30,	December 31,
	2007	2006
ASSETS Current assets: Cash and cash equivalents	$16,883,644	$ 4,092,288
Receivables	470,113	587,480
Due from joint venture partner (Note 5(a) and (b))	-	597,840
Prepaid expenses	96,064	37,766
	17,449,821	5,315,374
Equipment (Note 4)	112,388	46,333
Mineral properties (Note 5)	6,466,784	4,848,116
	$24,028,993	$10,209,823
LIABILITIES AND SHAREHOLDERS’ EQUITY Current Liabilities: Accounts payable and accrued liabilities	$242,900	$224,362
Shareholders’ Equity: Share capital (Note 6)	32,405,890	18,011,880
Contributed surplus (Note 6)	4,495,902	3,307,703
Deficit	(13,115,699)	(11,334,122)
	23,786,093	9,985,461
	$24,028,993	$10,209,823

Nature of operations (Note 1)

Subsequent events   (Note 9)

See accompanying notes to the interim consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“William J. Pincus”

Director

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Operating expenses:
Accounting and legal	$ 36,767	$ 13,817	$ 73,038	$ 23,088
Amortization	2,281	2,923	4,391	3,660
Bank charges and interest expense	2,437	3,044	5,830	6,372
Consulting fees (Note 7)	125,184	39,833	353,831	141,899
Foreign exchange	104,100	31,351	111,567	31,654
Investor relations and shareholder information	66,760	54,115	134,364	72,240
Office and sundry	23,236	30,750	41,044	48,938
Property examination costs	198,931	73,757	298,806	164,961
Rent	14,504	7,775	31,258	17,525
Stock-based compensation (Note 6(e))	691,593	747,347	902,729	750,524
Transfer agent and regulatory fees	34,335	37,312	96,847	61,355
Travel	3,390	1,102	18,234	13,280
		)
Loss before other items	(1,303,518)	(1,043,126)	(2,071,939)	(1,335,496)

Other items
Interest income	200,574	44,823	290,362	66,724

Loss for the period	(1,102,944)	(998,303)	(1,781,577)	(1,268,772)

Deficit, beginning of period	(12,012,755)	(10,031,968)	(11,334,122)	(9,761,499)

Deficit, end of period	$(13,115,699)	$(11,030,271)	$(13,115,699)	$(11,030,271)

Basic and diluted loss per share	$ (0.02)	$ (0.03)	(0.04)	$ (0.04)

Weighted average number of shares outstanding	44,674,733	36,037,222	43,685,747	35,515,716

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Cash provided by (used in):

Operations:
Loss for the period	$(1,102,944)	$(998,303)	(1,781,577)	$(1,268,772)
Items not affecting cash:
Amortization	2,282	2,923	7,203	3,660
Stock-based compensation	691,593	747,347	902,729	750,524

Changes in non-cash working capital items:
Receivables	156,150	(46,655)	117,367	(74,681)
Due from joint venture partner	331,970	-	597,840	-
Prepaid expenses	(6,041)	560	(58,298)	(2,788)
Accounts payable and accrued liabilities	(321,548)	(203,530)	18,538	(20,770)
	(248,538)	(497,658)	(196,198)	(612,827)

Investments:
Mineral property costs	(663,094)	(214,994)	(1,615,598)	(896,992)
(Purchase) recovery of equipment	(38,337)	(15,175)	(76,328)	(10,588)
	(701,431)	(230,169)	(1,691,926)	(907,580)

Financings:
Shares issued for cash	88,422	578,642	14,679,480	2,969,592
Peru exploration program advances	-	37,333	-	(98,573)
	88,422	615,975	14,679,480	2,871,019

Increase (decrease) in cash and cash equivalents	(861,547)	(111,852)	12,791,356	1,350,612

Cash and cash equivalents, beginning of period	17,745,191	4,943,478	4,092,288	3,481,014

Cash and cash equivalents, end of period	$ 16,883,644	$4,831,626	16,883,644	$ 4,831,626

Supplementary information:

Amortization capitalized to mineral properties	$ -	$ -	$ 2,811	$ -
Shares issued for mineral property (Note 4(a))	-	67,812	-	67,812
Warrants issued for finders’ fees on private placement	-	-	346,211	-

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.

Nature of operations

Esperanza Silver Corporation’s (the “Company” or “Esperanza”) principal business activities include the acquisition and exploration of resource properties.  The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the six month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.  These interim consolidated financial statements follow the same accounting policies as the annual audited consolidated financial statements of the Company for the year ended December 31, 2006.  Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2006 annual audited consolidated financial statements and notes thereto.

3.

Accounting Policy Change

Effective January 1, 2007, the Company implemented the new CICA accounting sections: 3855 (Financial Instruments – Recognition and Measurement), 3861 (Financial Instruments – Disclosure and Presentation) and 1530 (Comprehensive Income).  These new accounting policy changes have been implemented prospectively with no restatement of comparative financial statements.

Comprehensive income includes net income and other comprehensive income.  It is defined as the change in equity (net assets) of a company during the period from all transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners.  There are no items to report as comprehensive income.  The Company’s earnings per share presented on the statements of operation and deficit is based upon its loss for the period and not comprehensive income.

The adoption of these sections had no impact on the Company’s financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.

Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Equipment and vehicle	$ 147,455	$ 35,067	$ 112,388	$ 46,333

5.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Peru	Bolivia	Total
Balance, December 31, 2006	$4,028,857	$794,259	$25,000	$4,848,116

Acquisition Costs and option payments	-	33,195	-	-

Exploration and Development:
Assays	92,667	60,953	-	109,878
Communications	12,189	6,418	-	18,607
Drilling	579,416	875,917	-	1,185,710
Field costs	70,046	104,684	-	142,127
Geological studies	369,227	240,021	-	451,816
Geophysics	4,569	-	-	4,569
Office and administrative	13,548	34,341	-	34,859
Property tax	17,765	13,038	-	5,290
Road and access costs	93,529	-	-	40,244
Site supervision	-	47,808	-	41,062
Travel and related costs	62,590	38,437	-	81,671
Vehicle costs	34,827	103,893	-	130,151
	1,350,373	1,558,705	-	2,245,984

Less: Recovery from joint venture partner	-	(1,290,410)	-	(1,290,410)

Balance June 30, 2007	$5,379,230	$1,062,554	$25,000	$6,466,784

(a)

San Luis, Peru

Silver Standard Resources Inc. (“Silver Standard”), a company with a director in common and Esperanza elected to form a separate 50%-50% joint venture for the San Luis project.  Under the terms of this agreement, Silver Standard has increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. Silver Standard has subsequently

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.

Mineral Properties (continued)

elected to increase its ownership to 70% by funding all activities required to complete a feasibility study and it may further increase its ownership to 80% by funding all development activities necessary to place the property into production.

(b)

Cerro Jumil, Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, in the Cerro Jumil (previously referred to as “Esperanza”) silver/gold project in Moulas State, Mexico.  In October, 2006, the Company completed the acquisition of a 100% interest in the property.  The property is subject to a 3% Net Smelter Returns (“NSR”) on any mineral production.

(c)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia.    The vendor also received a 1.5% NSR royalty for any minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.  Esperanza continues to hold this property but is not conducting any current exploration programs.

(e)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date

Cash Payment

Status

On signing

US$

5,000

paid

December 15, 2004

US$

10,000

paid

December 15, 2005

US$

15,000

paid

December 15, 2006

US$

25,000

paid

December 15, 2007

US$

30,000

N/A

December 15, 2008

US$

500,000

N/A

US$

585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

(f)

Pucarana, Peru

In May, the Company announced that it had finalized an earn-in agreement whereby Esperanza can earn up to a 60% interest in Canadian Shield’s Pucarana Gold Property (“Pucarana”), located in southern Peru.  Esperanza has the right to earn a 60% interest in Pucarana by expending US$1,300,000 over a four year period commencing upon receipt of a drill permit (the “Effective Date”), and by making payments of

5.

Mineral Properties (continued)

US$80,000 to Gallant Minerals Peru Ltd. S.A. (Canadian Shield’s Peruvian subsidiary) Esperanza must make the following expenditures: US$200,000 prior to the first anniversary of the Effective Date; US$450,000 prior to the second anniversary of the Effective Date; US$325,000 prior to the third anniversary of the Effective Date; and US$325,000 prior to the fourth anniversary of the Effective Date.  Esperanza must also make the following cash payments: US$30,000 upon signing the agreement and US$50,000 upon exercising the option to earn an additional 9% interest.  The work commitments for the first twelve months from the Effective Date and the first payment are a firm commitment and all additional work commitments and payments are at the sole discretion of Esperanza.  Upon Esperanza earning either its 51% interest, or 60% interest if it so elects, the two companies will form a joint venture in which all future expenditures shall be made on a pro rated basis, with standard dilution formulas applied if either party elects not to participate in funding further exploration expenses.  In the event either party is diluted to a joint venture interest of 10% or less, that interest will be converted to a 2% NSR with the right of the other party to purchase each 0.5% interest in the NSR for US$500,000.  If the price of gold exceeds US$500, the purchase price for the NSR increases proportionately to the price of gold.

6.

Share Capital

(a)

Authorized

An unlimited number of common shares without par value

(b)

Issued and outstanding

	Number Of Shares	Stated Value	Contributed Surplus

Balance as of December 31, 2006	40,006,845	$ 18,011,880	$ 3,307,703

Shares issued for private placement	4,110,000	15,001,500	-
Share issue costs	-	(955,698)	-
Shares issued for exercise of warrants	432,207	525,753	-
Shares issued for exercise of options	160,000	107,925	-
Reclassify contributed surplus on exercise of broker’s warrants	-	1,710	(1,710)
Reclassify contributed surplus on exercise of options	-	59,031	(59,031)
Agents options and warrants issued as part of share issue costs	-	(346,211)	346,211
Stock-based compensation			902,729
Balance as at June, 2007	44,709,052	$ 32,405,890	$ 4,495,902

On February 8, 2007, the Company closed a private placement of 4,110,000 units at a price of $3.65 each for gross proceeds of $15,001,500.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $4.35 until February 8, 2009.  Finders’ fees relating to this private placement were comprised of the payment of $955,698, the issuance of agents’ options enabling the agents to acquire up

6.

Share Capital (continued)

to 232,864 units with an exercise price of $3.65 per unit on the same terms as the private placement but with warrants expiring February 8, 2008.

(c)

Options

As at June 30, 2007, stock options are outstanding enabling the holders to acquire up to 4,227,864 common shares with a weighted average exercise price of $1.58 per share, as follows:

	Number Outstanding	Exercise Price	Number Vested	Expiry Date
Options granted August 18, 2003	1,000,000	$0.25	1,000,000	8/182008
Options granted September 1, 2003	75,000	0.75	75,000	9/1/2008
Options granted May 6, 2004	40,000	0.58	40,000	5/6/2009
Options granted September 9, 2004	300,000	0.53	300,000	9/9/2009
Options granted June 14, 2005	560,000	0.40	560,000	6/14/2010
Options granted July 5, 2005	5,000	0.355	5,000	7/5/2010
Options granted September 23, 2005	75,000	0.65	75,000	9/23/2010
Options granted May 18, 2006	867,500	1.56	867,500	5/18/2011
Options granted January 8, 2007	25,000	3.70	25,000	1/8/2012
Options granted January 22, 2007	100,000	3.35	100,000	1/22/2012
Options granted February 8, 2007	232,864	3.65	232,864	2/9/2008
Options granted April 18, 2007	947,500	3.48	315,833	4/18/2012

Balance, June 30, 2007	4,227,864		3,596,197

(d)

Warrants

As at June 30, 2007, share purchase warrants are outstanding enabling the holders to acquire up to 3,627,733 common shares with a weighted-average exercise price of $2.98 per share, as follows:

Number outstanding	Exercise price	Expiry date

1,277,469	$ 0.85	11/02/07
165,310	1.50	8/21/07
13,522	1.50	8/21/07
2,055,000	4.35	2/08/09
116,432	4.35	2/08/08
3,627,733

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

6.

Share Capital (continued)

(e)

Stock-based compensation and contributed surplus

During the three months ended June 30, 2007, the Company granted 947,500 stock options with an exercise price of $3.48 per option and an expiry date of April 18, 2012.  Of these options, one-third vested immediately, one-third will vest on the first anniversary date of the grant and one-third will vest on the second anniversary date of the grant.  The Company used the following assumptions in the Black-Scholes option pricing model to value the options which vested in the quarter:

Expected dividend yield	0%
Expected stock price volatility	71%
Risk-free interest rates	4.11%
Expected life of options	3 years

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $543,512 with an offsetting amount credited to contributed surplus.  The Company also accrued $148,081 of stock-based compensation expense for unvested options for a total stock-based compensation expense of $691,593 for the three months ended June 30, 2007.

7.

Related party transactions

Quest Management Corp. (“Quest”), a private company related by virtue of a director in common, provides office space on a monthly rental basis.  During the six months ended June 30, 2007, $6,500 (2006 - $7,500) was charged for rent by Quest and at June 30, 2007, the Company owed Quest $1,000 (2006 - $1,250) for rent.

The Company has a consulting agreement with its President for US$12,500 per month plus health insurance benefits. During the six months ended June 30, 2007, the Company paid or accrued $95.523 (2006 - $61,596) for consulting fees and health insurance benefits, $88,096 (206 - $46,720) for a bonus and advanced him $10,675 (2006 - $10,675) for travel expenses which is included in prepaid expenses. At March 31, 2007, the Company owed him $14,943 (2006 - $10,031) for the unpaid portion of these amounts.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Due to related parties includes amounts owed to directors.  As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined.  All balances due to related parties are included in accounts payable and accrued liabilities.

ESPERANZA SILVER CORPORATION

(An Exploration-Stage Company)

Notes to the Interim Consolidated Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

9.

Subsequent events

In August Esperanza announced that it had signed a letter of intent to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua states from Exploraciones del Altiplano S.A. de C.V. and Compana Minera Terciario S.A. de C.V., two privately-held companies.  Under the terms of the agreement Esperanza will pay US$30,000 and issue 20,000 common shares upon signing the definitive agreement for the four-year purchase option of the seven properties.  Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.  Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months from the receipt of all necessary permits (subject to availability of drill rigs).  The acquisition of any property can be made at the end of the option period by payment of US$350,000 and the issuance of between 450,000 and 1,200,000 common shares dependent on the price of Esperanza shares at the time.

Subsequent to June 30, 2007, the Company received $23,400 pursuant to the exercise of 15,000 stock options at a price of $1.56 and $268,248 pursuant to the exercise of 178,832 warrants at a price of $1.50.